+

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ◻	Form 40-F ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

Exhibits 99.2 and 99.3 of this Form 6-K are hereby incorporated by reference into the registrant’s registration statements on Form F-3 (File No. 333-264906), Form S-8 (File No. 333-176856) and Form F-10 (File No. 333-264971).

INDEX TO EXHIBITS

99.1	News Release dated May 2, 2023 – Franco-Nevada Reports Q1 2023 Results

99.2	Management’s Discussion and Analysis for the three months ended March 31, 2023

99.3	Interim Consolidated Financial Statements for the three months ended March 31, 2023

99.4	Certification of Chief Executive Officer

99.5	Certification of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: May 2, 2023	Lloyd Hong

Chief Legal Officer & Corporate Secretary